September 14, 2006

Mail Stop 4561

By Air Mail and Facsimile to 61 3 8641 4915

Mr. John M. Stewart
Managing Director and Group Chief Executive
National Australia Bank Limited
500 Bourke Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: **National Australia Bank Limited**
         Form 20-F for the Fiscal Year Ended September 30, 2005
         Filed December 2, 2005
         File No. 001-9945

Dear Mr. Stewart:

       We have reviewed your response letter dated August 21, 2006, and have the following additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended September 30, 2005

Reconciliations of Non-GAAP Measures, page 8

1.   We read your response to prior Comment 2 in our letter dated August 3, 2006. It appears you are proposing to provide additional information which would aid the reader's recalculation of the per share basis non-GAAP financial measures. However, the guidance provided by Item 10(e) of Regulation S-K and by Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that it is critical to present a reconciliation of any non-GAAP per share measure to the GAAP measure of earnings per share. Please provide in your response letter a reconciliation of each per share non-GAAP

financial measure to the GAAP financial measure of earnings per share and revise your future filings to include these reconciliations.

Financial Report, page 113

Note 56 – Reconciliation with US GAAP and other US GAAP disclosures

Note 56(j) – General provision for doubtful debts

2.   We read your response to prior Comments 7 and 8. Your response indicates that in order to comply with AIFRS, you have refined your estimation process in 2005. You indicate that the resulting adjustment is a change in accounting principle for AIFRS, but a change in accounting estimate for US GAAP. However, it appears that if you are recording such an adjustment upon the implementation of AIFRS due to this change in accounting principle, and if AIFRS and US GAAP are considered to be equivalent, then recording a similar adjustment for US GAAP purposes should also result from a change in accounting principle. SAB 102, issued in July 2001, has very clear and explicit guidance about the development of a systematic methodology for determining the loan loss allowance. Other US GAAP guidance for determining the allowance for loan losses, including the AICPA Audit and Accounting Guide – Depository and Lending Institutions and EITF D-80, has not recently changed. Therefore, the implementation of such an adjustment for purposes of US GAAP reporting suggests that those principles may not have been properly applied in prior years. Please tell us:

- how you concluded that the refinements you made to your process in 2005, as outlined in your response to prior comment 7 of our letter dated August 3, 2006, were not required to have been part of your historical US GAAP methodology for the loan loss allowance;

- in a comparative tabular format, how you determined each portion of the US GAAP allowance before and after your 2005 changes; and

- how you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant